UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Seattle Genetics, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,115,373
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,115,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,115,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 13,115,373
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 13,115,373
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,145,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 6 Pages

This Amendment No. 3 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the “Reporting Persons”) to supplement the statements on Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 79,866,682 shares outstanding, according to information obtained from the Company on January 23, 2008. Such percentage figures are calculated on the basis that the shares of Warrants and Options owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Warrants and Options are not deemed converted or exercised.

		Percent of class
Name	Number of Shares	Outstanding
Baker Bros. Investments, L.P.	266,495	0.3%
Baker Bros. Investments II, L.P.	277,684	0.4%
Baker Biotech Fund I, L.P.	4,173,221	5.3%
Baker Brothers Life Sciences, L.P.	7,842,143	9.8%
14159, L.P.	142,599	0.2%
Baker/Tisch Investments, L.P.	413,231	0.5%
Felix J. Baker	30,000	0.0%
Total	13,145,373	16.5%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The entities noted below are parties to a voting agreement contained in the Investors Rights Agreement referred to in Item 6 of the Schedule 13D previously filed on June 23, 2006. The parties to the voting agreement may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. The Reporting Persons disclaim beneficial ownership of such shares held by such other persons, and such shares are excluded from the table above.

Page 4 of 6 Pages

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/ Share
Baker Brothers Investments II, L.P.	1/18/2008	4,747	Purchase	9.0000
Baker Brothers Life Sciences, L.P.	1/18/2008	1,933,423	Purchase	9.0000
Baker Biotech Fund I, L.P.	1/18/2008	560,047	Purchase	9.0000
Baker/ Tisch Investments, L.P.	1/18/2008	39,911	Purchase	9.0000
14159, L.P.	1/18/2008	61,872	Purchase	9.0000
Baker Brothers Investments II, L.P.	1/22/2008	160	Purchase	8.7775
Baker Brothers Life Sciences, L.P.	1/22/2008	65,139	Purchase	8.7775
Baker Biotech Fund I, L.P.	1/22/2008	18,869	Purchase	8.7775
Baker/ Tisch Investments, L.P.	1/22/2008	1,344	Purchase	8.7775
14159, L.P.	1/22/2008	2,084	Purchase	8.7775
Baker Brothers Investments II, L.P.	1/23/2008	259	Purchase	9.0278
Baker Brothers Life Sciences, L.P.	1/23/2008	95,716	Purchase	9.0278
Baker/ Tisch Investments, L.P.	1/23/2008	1,915	Purchase	9.0278
14159, L.P.	1/23/2008	3,045	Purchase	9.0278

Page 5 of 6 Pages

Exhibit 4. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2008

	By:	/s/ Julian C. Baker
Julian C. Baker

	By:	/s/ Felix J. Baker
Felix J. Baker

Page 6 of 6 Pages